                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                                       OR
                12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                               ------------------

                      CREATIVE PRODUCTS INTERNATIONAL, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                               ------------------


           DELAWARE                                       52-2158936
-------------------------------                ---------------------------------
(STATE OR OTHER JURISDICTION OF                (IRS EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)

  5843 WOODLAWN AVENUE, NORTH
          SEATTLE, WA                                      98103
 ------------------------------                          ----------
 (ADDRESS OF PRINCIPAL OFFICES)                          (ZIP CODE)

                                 (206) 523-7065
                ------------------------------------------------
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                               ------------------


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:


           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                                  COMMON STOCK
                                ----------------
                                (TITLE OF CLASS)

                                TABLE OF CONTENTS


                                                                              Page
                                                                              ----
Part I:  Information Required in a Registration Statement

Item 1.  Description of Business                                               2
Item 2.  Management's Discussion and Analysis                                  6
Item 3.  Description of Property                                               7
Item 4.  Security Ownership of Certain Beneficial Owners and Management        8
Item 5.  Directors, Executive Officers                                         9
Item 6.  Executive and Director's Compensation                                10
Item 7.  Certain Relationships and Related Party Transactions                 10
Item 8.  Description of Securities                                            10

Part II

Item 1.  Market Price of Our Securities, Our Dividend Policy and
          Other Shareholder Matters                                           12
Item 2.  Legal Proceedings                                                    12
Item 3.  Changes in and Disagreements with Accountants on Accounting
          and Financial Disclosure                                            12
Item 4.  Recent Sales of Unregistered Securities                              12
Item 5.  Indemnification of Directors and Officers                            12

Part F/S

Financial Statements                                                          13

Part III

Index to Exhibits                                                             18

                                  INTRODUCTION

         This is a Registration Statement on Form 10-SB for the common stock, par value $0.01 per share (the "Common Stock"), of Creative Products International, Inc., a Delaware corporation ("Creative Products" or the "Company"). The Registration Statement contains the information required by Alternative 3 of Form 10-SB. At the present time, there is no public market for the Common Stock and the Common Stock is not traded on any exchange.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

         The following statements are or may constitute forward-looking statements:

         - statements set forth in this Registration Statement or statements incorporated by reference from documents Creative Products has filed with the Securities and Exchange Commission, including possible or assumed future results of our operations, including but not limited to any statements contained herein or therein concerning:

                  -        revenues for the near term;

                  - Creative Products' expectations concerning Creative Products' future profitability, Creative Products' ability to generate positive cash flows in the future, and Creative Products' ability to expand its operations;

         - any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and

         - other statements contained or incorporated by reference in this Information Statement regarding matters that are not historical facts.

         Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:

         -        general economic and business conditions;

         -        technology changes;

         -        competition;

         -        changes in business strategy or development plans;

         - the ability to attract and retain qualified management and staff;

         - liability and other claims which might be asserted against Creative Products;

         You should not place undue reliance on such statements, which speak only as of the date that they were made. Creative Products' independent public accountant has not examined or compiled the forward-looking statements and, accordingly, they do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that Creative Products may issue in the future. Creative Products does not undertake any obligation to release publicly any revisions to such forward-looking statements after the effective date of this Registration Statement.

                          PART I: INFORMATION REQUIRED
                           IN A REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORY

         Creative Products was incorporated in the State of Delaware on March 25, 1999 as a wholly-owned subsidiary of Caring Products International, Inc. ("Caring Products"). The common stock of Caring Products trades on the OTC Bulletin Board under the ticker symbol "BDRY." Since its inception in 1992, Caring Products has primarily been engaged in the development and marketing of certain highly absorbent pad and reusable pant products for adults and handicapped children who experience chronic urinary incontinence. Caring Products sells its products to chain drug stores, surgical supply stores, pharmacies, drug wholesalers, the veteran's hospitals and other healthcare-related entities.

         In 1993, Caring Products began development and testing of a toilet training product line for use by children under the age of six. One of the toilet training products utilized Caring Product's proprietary two-piece, pant and liner technology. The first toilet training product, called BumberChute, was test marketed in various national chain stores and regional stores located in New England in late 1994 through 1995. Test results indicated the need for product revisions to lower suggested retail cost. In addition, the test market demonstrated that while the toilet training concept was favorably received among parents, Caring Products would need substantial advertising and promotion resources to distribute its products to chain grocery, drug and mass marketers on a national basis and ultimately gain strong brand recognition among consumers. Since 1995, Caring Products has continued, on a limited basis, to research, test and refine the range of products under development to serve parents with children under the age of six.

         In June 1999, the Board of Directors of Caring Products approved the spin-off all of the shares of Creative Products owned by Caring Products, which now represents 80% of the issued and outstanding common stock of Creative Products, to shareholders of record as of June 30, 1999. As part of the spin-off, each shareholder of record will receive one-half share of Creative Products' Common Stock for each share of Caring Products common stock owned on June 30, 1999. In addition, Caring Products transferred certain intellectual property, including copyrights, trademarks and a patent, which relate to the family of development stage children's products, to Creative Products.

         The purpose of the spin-off is to separate the two highly dissimilar business lines and permit Creative Products to develop a management team and capital structure to commercialize the children's products through retail, catalog and internet distribution channels as well as pursue other internet business opportunities.

         Neither Caring Products nor Creative Products has been involved in any bankruptcy, receivership or similar proceeding. Neither Caring Products nor Creative Products has had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary conduct of business.

OVERVIEW

         Creative Products is a development stage company. Creative Products is attempting to become the first company with a brand, "Booster," synonymous with helping parents teach young children all "the basics" of good habits and good behavior in a highly consistent and reliable way. Creative Products intends to provide parents with young children a broad range of coordinated consumer products, educational books and toys, and parenting information that help teach young children good hygiene habits, manners, safety and how to behave when in public. Creative Products' line of learning programs is designed to motivate


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

children to learn new skills and accept new responsibilities, such as toilet training, with less frustration. Creative Products' teaching techniques are incorporated in playful games, activities and storylines that feature several highly appealing animated characters called the Booster Kids and other animated Booster animal characters.

         Creative Products intends to employ an innovative cross-media strategy to market and promote the Booster Basics' brand of products to parents and the Booster Kids and other Booster animated characters to young children. The management of Creative Products intends to develop loyalty to the animated characters through BoosterBasics.com, an on-line internet site that will offer interactive games, stories and Booster Kids club activities. Each on-line story will contain certain positive habit-forming messages that parents can endorse and encourage for its underlying educational value. Creative Products also anticipates making certain Booster Basics' products available for sale at its web site. The management of Creative Products also intends to explore opportunities for developing a presence for the animated stories on cable or public television through media companies with experience in the production of animation or children's programming.

         Creative Products anticipates that its web site will contain various parenting information including topic specific teaching tips, chat rooms and featured articles written by pre-teachers, child psychologists, education experts, pediatricians, parents and grandparents. The management of Creative Products anticipates that it will develop content in-house as well as license features from third parties. Given the targeted demographic orientation of Creative Products' web site, the management of Creative Products also intends to explore other revenue generating features of its web site, including banner advertising, promotional features and coupon merchandising, sponsorship arrangements and sale of other products that appeal to households with children under the age of six.

PRODUCTS

         Creative Products has developed a line of animated characters called the Booster Kids and several animated animal characters including a bear, dog and monkey which help the Booster Kids overcome fears, learn new skills, recognize safety concerns, resolve disputes and promote good natured behavior at home and in public. These characters are being incorporated into a library of rhyming stories, various "kits" for learning new skills, such as toilet training, song tapes and other educational products. In addition, Creative Products intends to broaden its line of rhyming stories and develop complementary song tapes, learning toy kits and videos that will be sold through traditional retail outlets. Some of these learning toy kits will be topic specific. For example, a toilet training kit may a child's first training pant, guide book for parents, rhyming story for the child plus other purposeful games and toys that promote faster toilet training.

         Creative Products is also developing several parent guide books, designed to help parents introduce new skills in sensible, child-friendly stages to maximize child interest and retention. These books are designed for parent convenience and do not contain gimmicks or untested parenting ideas or activities.

         Creative Products will seek to expand the range of products that feature the Booster Kids and other Booster characters though licensing or private label relationships with established consumer product companies and media companies. Products that may be most conducive to licensing, private label or promotional merchandising include bubble bath, soaps, sleepwear, wash cloths and towels, bath toys, toothbrushes, birthday party ware and toy figurines.

PRODUCT MANUFACTURING AND SITE DEVELOPMENT

         On December 4, 1998, Caring Products signed an agency agreement with Janex Ltd., a Hong Kong based company for the identification of manufacturing sources in China. The agreement expires on December 4, 2001. On August 25, 1999, Caring Products and Janex agreed to transfer the agency


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

agreement to Creative Products. As part of this agreement, Janex will receive an immediately exercisable warrant to purchase 26,000 shares of Creative Products common stock upon the first successful shipment of fully packaged product for Creative Products by a manufacturing source identified by Janex. The exercise price of the warrant will be determined based on the closing bid price of Creative Products common stock on the date of final Board approval after product shipment completion.

         Creative Products believes that it can arrange the manufacture or production of other non-toilet training products in the United States, Asia and Mexico through other agents known to Creative Products or through potential strategic partners, such as book publishers, which maintain their own manufacturing facilities.

RAW MATERIALS

         Creative Products does not have any raw material needs. Creative Products expects that its products will be manufactured by third parties pursuant to contractual relationships.

PRODUCT DISTRIBUTION

         Creative Products is seeking marketing or strategic partner relationships to distribute some or all of its Booster products to traditional retail markets which include grocery chains, drug chains and mass merchandisers. Other potential markets for Booster products include chain book stores, catalogs, television home shopping networks and infomercials, independent children's stores and the internet. Creative Products also may license some or all of its characters for use on consumer products, soft goods and other items in that animated characters help promote established product brands. As a development stage company, Creative Products does not have any major customers.

COMPETITION

         The market for children's books, video and song tapes is dominated by large entertainment companies such as The Walt Disney Company and TimeWarner Companies, Inc. Educational books for children under the age of six are also offered by national and regional book publishers and imprints, such as Golden Books Publishing Company, Inc., a subsidiary of Golden Books Family Entertainment, Inc.; Scholastic, Inc.; Simon & Schuster, Inc.; Harcourt, Inc., a subsidiary of Harcourt General; Nickelodeon, a Viacom International, Inc. company; Red Wagon, L.L.C.; Little, Brown and Company, a Time Warner company; The Walt Disney Company; Houghton Mifflin Company; and Random House, Inc. The market for educational books and products is highly competitive requiring access to national, regional and local chain books stores, children's books stores, and internet-based book and video distributors such Amazon.com, Inc. Children's books, videos and song tapes which feature a popular animated character supported by advertising, national film presence, presence on commercial network or public television, amusement park affiliation and other means of promotion have a distinct advantage over new characters like the Booster Kids.

         The market for internet-based activity centers for children under the age of six is new. There are many sites under development and the market is likely to become more competitive in the future. The management of Creative Products believes that there is no single site which offers parents useful parenting information and well-directed, topic specific learning programs as well as an innovative on-line, interactive learning stories, games and other activities which can capture and maintain a child's interest. The market for banner and promotional advertising is becoming increasingly competitive as more web sites seek revenues to support their internet operations.

         The market for toilet training products as well as other consumer or paper products geared to young children is highly competitive. Currently, disposable and reusable training pants are produced and aggressively promoted by Procter & Gamble Company ("Pampers Trainers"), Kimberly-Clark Corporation ("Pull-ups"), Gerbers, Inc. ("Gerbers") and Drypers Corporation ("Drypers"). There are several other


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

manufacturers of disposable training pants including several regional and national companies that produce private label products for grocery and mass market retail chains. All of these competitors have significant operating and financial advantages compared to Creative Products. These advantages include greater financial, personnel, technical and marketing resources, superior systems, stronger relationships with retailers and greater name recognition.

INTELLECTUAL PROPERTY

         In November 1994, the U.S. Patent and Trademark Office issued a patent to Caring Products covering a proprietary pant channel design. This patent expires on July 30, 2012. Caring Products also has developed a series of animated characters, rhyming stories, guide books for parents, other educational print items. Many of these properties are protected under various copyright and trademark laws. On June 30, 1999, Caring Products transferred the patent and other intellectual property associated with the children's product line to Creative Products. Creative Products has issued a perpetual, royalty free license to Caring Products for use of the patented channel design in adult incontinence products. Creative Products believes that its trademarks, copyrights and logos are of considerable value to its future business and intends to protect them to the fullest extent possible.

GOVERNMENTAL REGULATIONS

         Creative Products is not subject to any governmental regulations other than those generally applicable to all businesses.

EMPLOYEES

         Creative Products currently has no employees, other than Susan Schreter. Upon completion of the spin-off, Creative Products' success will largely be dependent upon the decisions made by the Board of Directors of Creative Products, until such time as a management team, independent of Caring Products is organized. On September 24, 1999, Creative Products entered into a three-year employment agreement with Susan Schreter, which is subject to automatic one-year extensions unless terminated by Ms. Schreter or Creative Products. Under the terms of the agreement, Ms. Schreter is to spend up to 25% of her time working for Creative Products and is to receive a $25,000 salary for her services to Creative Products. If in the opinion of Creative Product's Board of Directors, Ms. Schreter needs to devote 100% of her efforts to the business of Creative Products and Ms. Schreter is legally permitted to devote such effort under the terms of her employment agreement with Caring Products, she will receive a $150,000 salary. Also, as part of the employment agreement, Creative Products sold 384,000 shares of its common stock to Ms. Schreter for an aggregate cash consideration of $19,200. The 384,000 shares are being held in escrow until the completion of the spin-off. In the event the spin-off is not completed prior to March 31, 2000, Creative Products has the right to repurchase for $19,200. Ms. Schreter is also entitled to participate in certain employee benefit programs that are, or may in the future, be offered by Creative Products. She is currently required to devote 75 percent of her time to the business of Caring Products pursuant to an employment agreement between Ms. Schreter and Caring Products. It is anticipated that she, and the other members of the Board of Directors, will search for senior technical management, product development, marketing and administrative staff to support Creative Products' plans for growth after completion of the spin-off and as Creative Products' capital resources permit.


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

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

         Creative Products is a development stage company organized to commercialize certain educational and consumer products geared to children under the age of six. The management of Creative Products anticipates that these products, once developed, will be offered to consumers through retail, catalog and the internet. Creative Products plans to seek to finance the development of its business through strategic partnerships in the publishing, media, video production and consumer products markets.

PLAN OF OPERATION

         The management of Creative Products believes that while there are many educational products on the market which help teach young children the alphabet and beginning arithmetic, there is no single brand of products or collection of animated characters synonymous with helping parent teach young children all the "basics" of good habits and behavior in a highly consistent and reliable way. Creative Products is attempting to be the first such company. Creative Products' line of merchandise incorporate educational activities and teaching techniques into playful games, activities and story lines which feature engaging, "cool" animated characters. It is expected that these underlying positive behavior themes will be a strong competitive advantage affecting parent purchasing decisions and support of the brand.

         Creative Products intends to employ an innovative cross-media strategy to market and promote the selected products and brand names to parents as a source of high quality parenting information and products. Creative Products intends to develop several parent guide books, designed to help parents introduce new skills in sensible, child-friendly stages to maximize child interest and retention. These books and companion products will be designed to be sold through retail, catalog, television and internet distribution channels.

         Creative Products has developed a line of 28 animated children's characters, called the Booster Kids and several animated animal characters that help the Booster Kids overcome fears, learn new skills, recognize safety concerns, resolve disputes and promote good natured behavior at home and in public. These characters will be incorporated into a library of 30 rhyming stories, song tapes, video and children's television concepts and various other "kit" and learning skills development products. The management of Creative Products intends to explore opportunities for developing a presence for its animated characters and branded, positive educational themes on public, cable or major network television.

         Creative Products expects that it will seek to expand the range of products that feature the Booster Kids and other Booster characters through licensing or private label relationships with established consumer product companies and media companies. Products that may be most conducive to licensing, private label or promotional merchandising include bubble bath, soaps, sleepwear, wash cloths and towels, bath toys, toothbrushes, birthday party ware and toy figurines.

         Additionally, Creative Products intends to contract a feasibility study to determine the capital and technical requirements associated with Creative Products internet plans. Creative Products has reserved the domain name BoosterBasics.com as one of its first intended sites for the promotion of various children's animated properties and the sale of related Booster Basics consumer and educational products. Creative Products anticipates that it will offer parenting information, featured articles written by pre-school teachers, child psychologists, education experts, pediatricians, parents and grandparents, step-by-step topic specific teaching programs, topic specific gift sets of related consumer and educational products, and an on-line children's animated activity center through BoosterBasics.com. This activity center plans to introduce several highly innovative features including an on-line "read to me" story section with topic-driven and character selection flexibility. Contests, free "printables" and posters and other features may be developed to frequently draw both parents and children to the site.


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

         Given the targeted demographic orientation of BoosterBasics.com's audience, the management of Creative Products will explore other revenue generating features of its web site including banner advertising, coupon distribution, promotional feature merchandising, sponsorship arrangements and sale of other products that have appeal to households with children under the age of six.

RESULTS OF OPERATIONS

         Since the conclusion of the first test market of the BumberChute product line in 1994 and 1995, there have been very limited revenues and expenses generated by Caring Products of non-adult incontinence related products. Other than through the amortization of intellectual property, no revenues or expenses have been incurred by Creative Products since its organization on March 25, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Creative Products' primary source of liquidity are cash deposits of $50,000 and $300,000 made by Caring Products on March 25, 1999 and on September 27, 1999 respectively. In addition, the Company received $19,200 from the sale of 384,000 shares of its Common Stock to Susan Schreter in connection with her employment contract with the Company. Creative Products has no long-term debt or other contingent obligations.

         Creative Products expects that it will seek to raise additional capital through the sale of Common Stock or other securities to strategic product distribution partners and investors. Creative Products also will seek to license some or all of its animated characters and developed books and video concepts to potential media or publishing partners. There is no assurance that Creative Products will be able to secure additional financing, through debt or equity, which is required to complete development of its products, organize a workable internet web site that can accept product orders or ultimately implement its retail product commercialization plan.

YEAR 2000 COMPLIANCE

         Creative Products has no software, computer equipment or other electronic equipment that could be adversely affected by the rollover to the year 2000 in place. It intends to purchase software, products and information systems in the future, which it expects will use a four-digit year code. As a result, Creative Products believes that its software, products and information systems will function properly with respect to dates in the Year 2000 and thereafter. Creative Products cannot assure you, however, that its technology, products, software and systems or the products, software, and systems of our manufacturers, distributors, vendors, or customers will function properly with respect to dates in the Year 2000 and thereafter. Any resulting system failures could harm Creative Products' business. Creative Products has identified its critical manufacturers, distributors, vendors, or customers and is monitoring their Year 2000 compliance programs. Creative Products is also in the process of establishing its contingency plans, which it expects to substantially complete by November 1999. The failure of any of its manufacturers, distributors, vendors, or customers to adequately address the Year 2000 problem or the failure by Creative Products to successfully implement its contingency plans could harm Creative Products' business. The cost of the Year 2000 monitoring of Creative Products' critical manufacturers, distributors, vendors, or customers is not expected to be material to our results of operations or financial position.

ITEM 3.  DESCRIPTION OF PROPERTY

         Creative Products currently does not own or lease any real property. Creative Products will seek suitable office space in the Seattle area after the spin-off.


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

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of the expected based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by Creative Products to own beneficially 5% or more of the Common Stock, (ii) each director and officer of Creative Products and all directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

                                                  NUMBER OF                %
NAME AND ADDRESS OF BENEFICIAL OWNER             SHARES OWNED            OWNED
------------------------------------             ------------            -----
Susan A. Schreter                                  468,447*              24.5%
c/o Creative Products International, Inc.
5843 Woodlawn Ave. N
Seattle, WA 98103

* This number includes 384,000 shares that were sold to Ms. Schreter on October 4, 1999 in connection with her employment agreement with Creative Products.

SECURITY OWNERSHIP OF MANAGEMENT

                                                  NUMBER OF                %
NAME AND ADDRESS OF BENEFICIAL OWNER             SHARES OWNED            OWNED
------------------------------------             ------------            -----
Susan A. Schreter                                  468,447*              24.5%
c/o Creative Products International, Inc.
5843 Woodlawn Ave. N
Seattle, WA 98103

Lisa Indovino                                         --                  --
118 Bellevue Ave
Upper Montclaire, NJ 07043

Joan Lundgren                                       32,500                1.7%
326 Prospect Ave.
Hackensack, NJ

All executive officers and directors as a group    500,947*              26.2%

* This number includes 384,000 shares that were sold to Ms. Schreter on October 4, 1999 in connection with her employment agreement with Creative Products.


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ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS

         The following table sets forth the name, age and position of each director and executive officer of Creative Products as of the date hereof.

         Susan A. Schreter     38       Chairman of the Board, CEO and Director

         Lisa Indovino         37       Director

         Joan Lundgren         46       Director

         Creative Products' by-laws provide that the size of the Board of Directors shall initially be fixed by the Incorporator, and thereafter may be changed by resolution of the Board. Creative Products' Board of Directors currently is fixed at 3 members. Creative Products anticipates that it will name other directors during the next 12 months. Members of the Board serve until the next annual meeting of stockholders and until their successors are elected and qualified. Meetings of the Board are held when and as deemed necessary or appropriate. Officers are appointed by and serve at the discretion of the Board. There are no family relationships among any of Creative Products' directors.

Susan A. Schreter has been president and a director of Caring Products International, Inc. since January 1993 where she was responsible for the design and commercialization of Caring Products' products as well as other executive functions. She will continue to serve as president and a director of Caring Products International, Inc. following the spin-off. From July 1985 to December 1992 she was president of Beta International, Inc., New York, New York, a firm providing consulting services to growing companies, private business investors and buy-out funds in the areas of acquisition due diligence, cash flow planning, strategic business planning and capital investment. From February 1992 to January 1995, Ms. Schreter served as a director of Omnicorp Limited, a provider of environmental services.

Lisa Indovino is a telecommunications expert with over 15 years of specialization in the commercialization planning and market introductions of new internet and cellular technologies. Since 1997 she has been Director of Business Development at Lucent Technologies where she is responsible for identifying internet based acquisition and joint venture opportunities. From 1993 to 1996, Ms. Indovino was Executive Vice President and a founding partner of Customer Information, Inc. of Randallstown, Maryland, a firm which provided telecommunications technology research and consulting to Fortune 500 companies including IBM. From 1992 to 1993, Ms. Indovino was a Program Manager for Mercedes-Benz of North America, Montvale, New Jersey where she was responsible for the design and implementation of the company's first nationwide cellular program to Mercedes dealerships.

Joan Lundgren served as Vice President of Retail Chain Sales for Caring Products International, Inc. from February 1995 to August 1999 where she was responsible for product introduction to retail chains and development of in-store advertising programs and "roto's" promotional programs. From March 1988 to January 1995, Ms. Lundgren worked as Senior Vice President for Yegen Associates and an affiliate of Yegen Associates, Lion Associates, in Paramus, New Jersey. Ms. Lundgren was responsible for the marketing program development and credit quality standard review for a privately-held consumer lending organization which had 75 offices nationwide. Ms. Lundgren has served in other marketing and sales capacities in the financial services and banking sector.


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

ITEM 6.  EXECUTIVE AND DIRECTOR'S COMPENSATION

         Creative Products has not paid any compensation to its current directors and none is currently accrued. Creative Products expects to pay reasonable compensation at such time as Creative Products' business develops.

         On September 24, 1999, Creative Products entered into a three-year employment agreement with Susan Schreter, which is subject to automatic one-year extensions unless terminated by Ms. Schreter or Creative Products. Under the terms of the agreement, Ms. Schreter is to spend up to 25% of her time working for Creative Products and is to receive a $25,000 salary for her services to Creative Products. If in the opinion of Creative Product's Board of Directors, Ms. Schreter needs to devote 100% of her efforts to the business of Creative Products and Ms. Schreter is legally permitted to devote such effort under the terms of her employment agreement with Caring Products, she will receive a $150,000 salary. Also, as part of the employment agreement, Creative Products sold 384,000 shares of its common stock to Ms. Schreter for an aggregate cash consideraton of $19,200. The 384,000 shares are being held in escrow until the completion of the spin-off. In the event the spin-off is not completed prior to March 31, 2000, Creative Products has the right to repurchase the 384,000 shares for $19,200. Ms. Schreter is also entitled to participate in certain employee benefit programs that are, or may in the future be, offered by Creative Products.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As part of the negotiation of Creative Products' employment agreement with Susan Schreter, Creative Products sold 384,000 shares of its common stock to Ms. Schreter on October 4, 1999 for $19,200, which consideration the independent directors of Creative Products concluded represented no less than the fair value of such shares. In reaching such conclusion, the independent directors took into consideration, among other things, an appraisal of such shares that was conducted by an independent valuation firm.

Creative Products currently receives office space on a rent free basis from Caring Products. Upon the completion of the spin-off, Creative Products expects to obtain its own office space in the Seattle area.

ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of Creative Products consists of 15,000,000 shares of common stock, $0.01 par value per share, of which 1,912,172 shares are issued or outstanding, and 1,000,000 shares of preferred stock (the "Preferred Stock"), of which no shares are issued or outstanding. The issued and outstanding common stock is fully-paid and nonassessable. Creative Products issued a total of 1,528,172 shares to Caring Products in anticipation of the spin-off, which will be distributed to Caring Products' shareholders as of the June 30, 1999 record date. As discussed above, Caring Products also issued 384,000 shares of its common stock to Susan Schreter on October 4, 1999, pursuant to the terms of her employment agreement.

PREFERRED STOCK

         The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the Preferred Stock in series and by filing a certificate pursuant to the Delaware General Corporation Law to establish the number of shares to be included in each series. The Preferred Stock may be issued either as a class without series, or if so determined from time to time by the Board of Directors, either in whole or in part in one or more series, each series to be appropriately designated by a distinguishing number, letter or title prior to the issue of any shares thereof.

         The Board of Directors has the authority to fix the voting power, the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Preferred Stock in the resolution or resolutions adopted by the Board of Directors providing for the issuance of the Preferred Stock.

COMMON STOCK

         Subject to the provisions of law and the preferences of the Preferred Stock, dividends may be paid on the Common Stock at such time and in such amounts as the Board of Directors may deem advisable.

         The Board of Directors is authorized to effect the elimination of shares of Common Stock purchased or otherwise reacquired by Creative Products from the authorized capital stock or number of shares of Creative Products in the manner provided for in the General Corporation Law of Delaware.

GENERAL PROVISIONS APPLICABLE TO BOTH COMMON AND PREFERRED STOCK

         No holder of Common Stock or Preferred Stock has any pre-emptive right to subscribe to stock, obligations, warrants, rights to subscribe to stock or other securities of any class.

         Subject to the provisions of law and the provisions of Creative Products' Certificate of Incorporation, as amended, Creative Products may issue shares of its Preferred Stock or Common Stock, from time to time for such consideration (not less than the par value or stated value thereof) as may be fixed by the Board of Directors. Shares so issued, for which the consideration has been paid or delivered to Creative Products, shall be deemed fully paid stock, and shall not be liable to any further call or assessments thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

PENNY STOCK RULES

         The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to Creative Products, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. If Creative Products' stock is listed at a price of less that $5.00 the stock will be a penny stock. As a penny stock the shares could be less liquid than if the stock was not so classified.

                                     PART II

ITEM 1. MARKET PRICE OF OUR SECURITIES, OUR DIVIDEND POLICY AND OTHER SHAREHOLDER MATTERS

         As of the date of this filing, there is no public market for Creative Products' securities. Creative Products plans to file for trading on the OTC Electronic Bulletin Board as soon as practicable following the completion of the spin-off. There can be no assurance that the Common Stock will be registered on the OTC Bulletin Board or, if registered, a market for the Common Stock will develop or be maintained. Creative Products has paid no cash dividends. As of the date of this filing, there is an outstanding obligation to issue a warrant to purchase up to 26,000 shares of Creative Products' common stock upon the occurrence of certain events. There are no issued, or outstanding securities that are convertible into Creative Products' common stock or eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended. Creative Products has no plans to register any of its securities under the Securities Act for sale by security holders.

ITEM 2.  LEGAL PROCEEDINGS

         As of the date hereof, Creative Products is not a party to any legal proceeding and is not aware of any threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during Creative Products' history.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On October 4, 1999, Creative Products sold 384,000 shares of its common stock to Susan A. Schreter for an aggregate cash consideration of $19,200, subject to certain buy-back provisions, as part of her employment agreement with Creative Products.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Creative Products' Certificate of Incorporation, as amended, provides that Creative Products must, to the fullest extent permitted by the General Corporation Law of the State of Delaware, indemnify all persons whom it has the power to indemnify from and against all expenses, liability or other matters. Creative Products' By-laws further provide that Creative Products must indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law and provides for the advancement of expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the By-laws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

                                    PART F/S

The following financial statements of Creative Products International, Inc. are included in this Part F/S.

                   [ON PETERSON SULLIVAN P.L.L.C. LETTERHEAD]

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Creative Products International, Inc.
Seattle, Washington

We have audited the accompanying balance sheet of Creative Products International, Inc. (a development stage company) as of September 30, 1999, and the related statements of income, stockholder's equity, and cash flows for the period March 25, 1999 (date of incorporation) to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 1999, and the results of its operations and its cash flows for the period from March 25, 1999 (date of incorporation) to September 30, 1999, in conformity with generally accepted accounting principles.

/s/ PETERSON SULLIVAN P.L.L.C.

October 5, 1999


                      CREATIVE PRODUCTS INTERNATIONAL, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                               September 30, 1999


Current asset - cash                                                  $ 350,000

Intangible assets                                                       160,981
                                                                      ---------

                                                                      $ 510,981
                                                                      =========

Stockholder's Equity
     Common stock, par value $.01 per share, 15,000,000 shares
        authorized, 1,528,172 shares issued and outstanding           $  15,282
     Additional paid-in capital                                         500,370
     Retained earnings (deficit)                                         (4,671)
                                                                      ---------

                                                                      $ 510,981
                                                                      =========


                        See Notes to Financial Statements

                      CREATIVE PRODUCTS INTERNATIONAL, INC.
                          (A Development Stage Company)

                               STATEMENT OF INCOME
          March 25, 1999 (Date of Incorporation) to September 30, 1999


Amortization expense                                                    $ 4,671
                                                                        -------

Net (loss)                                                              $(4,671)
                                                                        =======


Net (loss) per common share                                             $ (0.14)
                                                                        =======

                       See Notes to Financial Statements


                      CREATIVE PRODUCTS INTERNATIONAL, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDER'S EQUITY
          March 25, 1999 (Date of Incorporation) to September 30, 1999


                                                              Common Stock
                                                         -----------------------
                                                                                    Additional    Retained
                                         Date of           Number                    Paid-In      Earnings
                                       Transaction       of Shares    Par Value      Capital      (Deficit)        Total
                                    ------------------   ----------   ----------    ----------    ----------     ----------
Shares issued to parent
     for cash                       March 25, 1999                1   $       --    $   50,000    $       --     $   50,000


Intangible assets contributed
     by parent at historical cost   June 30, 1999                --           --       165,652            --        165,652


Shares issued to parent
     for cash                       September 27, 1999    1,528,171       15,282       284,718            --        300,000


Net loss
                                                                 --           --            --        (4,671)        (4,671)
                                                         ----------   ----------    ----------    ----------     ----------

                                                          1,528,172   $   15,282    $  500,370    $   (4,671)    $  510,981
                                                         ==========   ==========    ==========    ==========     ==========


                        See Notes to Financial Statements

                      CREATIVE PRODUCTS INTERNATIONAL, INC.
                          (A Development Stage Company)

                        STATEMENT OF CASH FLOWS March 25,
               1999 (Date of Incorporation) to September 30, 1999



Cash Flows from Operating Activities
     Net loss                                                         $  (4,671)
     Amortization expense                                                 4,671
                                                                      ---------

              Net cash provided from operating activities                    --

Cash Flows from Financing Activities, proceeds from issuance
     of common stock to parent                                          350,000

Cash at March 25, 1999 (date of incorporation)                               --
                                                                      ---------

Cash at September 30, 1999                                            $ 350,000
                                                                      =========

                       See Notes to Financial Statements


                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Organization and Description of Business

Creative Products International, Inc. ("the Company") was incorporated on March 25, 1999, in Delaware as a wholly-owned subsidiary of Caring Products International, Inc. In June 1999, Caring Products International, Inc. announced the spin-off of the Company's outstanding common shares as a dividend to its shareholders. The spin-off is expected to occur prior to December 31, 1999.

The Company is in the development stage. The Company's objective is to commercialize educational and consumer products for children under the age of six, as well as other Internet-based promotion, marketing and merchandising. Management anticipates that these products, once developed, will be offered to consumers through retail, catalog and Internet sources. The Company plans to seek additional financing through strategic partnerships in the publishing, media, video production, consumer products and electronic commerce markets. At June 30, 1999, Caring Products International, Inc. transferred its intellectual property associated with toddler training products together with other complementary items to the Company to assist in achieving its business objective.

The Company's fiscal year will end annually on December 31.

Note 2.  Summary of Significant Accounting Policies

Cash

Cash consists of an amount held in a demand deposit account. The amount held in this account at September 30, 1999, exceeds the Federally insured limit.

Intangible Assets

Intangible assets consist of the following:

         Purchased technology                                $  72,656
         Patent                                                 43,181
         Copyright                                              29,583
         Trademark                                              20,232
                                                             ---------

                                                               165,652
         Less accumulated amortization                          (4,761)
                                                             ---------

                                                             $ 160,981
                                                             =========

These assets were transferred to the Company by Caring Products International, Inc. at historical cost at June 30, 1999. Amortization is recorded using the straight-line method over the estimated useful lives of the assets which does not exceed ten years.

The Company periodically reviews intangible assets to assess recoverability. Impairment will be recognized in results of operations when intangible assets are deemed unrecoverable. Management has determined that these intangible assets will be recoverable.

Revenue Recognition

The Company will recognize revenue as contractual terms are satisfied.

Advertising

Advertising costs will be expensed during the period incurred.

Research and Development

Research and development costs will be expensed during the period incurred.

Stock-Based Compensation

Compensation expense for employee stock option or purchase plans is to be measured by the excess, if any, of the market price of the Company's stock at the measurement date over the amount an employee is required to pay for the stock. There was no stock-based compensation for the period ended September 30, 1999.

Income Taxes

Income taxes are accounted for using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes will be provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. A valuation allowance will be recognized for deferred tax assets not likely to be realized. Deferred taxes are to be measured by the provisions of currently enacted tax laws. The deferred tax asset (approximately $1,400) resulting from the loss at September 30, 1999, has been fully reserved.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares; however, there are no dilutive securities. The weighted average number of shares outstanding was 32,343 for the period ended September 30, 1999.

Preferred Stock

The Company has authorized 1,000,000 shares of preferred stock at a par value of $.01 per share. No preferred shares had been issued nor had preferences been determined as of September 30, 1999.

Use of Accounting Estimates in the Preparation of the Financial Statements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company had no elements of comprehensive income for the period ended September 30, 1999. Further, there are no other new financial accounting standards which would have an effect on these financial statements.

Note 3.  Employment Agreement

On September 24, 1999, the Company entered into a three-year employment agreement with its chairperson, Susan Schreter. The agreement may be extended in one-year increments. Ms. Schreter is obligated to spend up to 25% of her time on Company business at an annual compensation of $25,000. In the event she devotes 100% of her time to the Company, she will receive an annual salary of $150,000.

On October 4, 1999, the Company sold 384,000 shares of the Company's common stock to Ms. Schreter for $19,200 in cash. As part of the employment agreement, these shares are held in escrow until the spin-off discussed in Note 1 is completed. If the spin-off is not completed before March 31, 2000, the Company has the right to purchase the escrowed shares for $19,200.

Note 4.  Warrant

On August 25, 1999, the Company entered into an agreement with a Hong Kong based company for the identification of product manufacturing sources in China. As part of the agreement, the Company is obligated to issue a warrant to purchase 26,000 shares of its common stock upon the first successful shipment of product from China. The exercise price of the warrant is to be determined by the closing bid price of the Company's shares on the date of approval of the product by the Company's board of directors which is to occur within 30-days of shipment. The warrant is for a five-year period beginning on the date of Board approval.

                                    PART III

                         See the attached Exhibit Index.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

October 11, 1999               CREATIVE PRODUCTS INTERNATIONAL, INC.



                               By: /s/ Susan A. Schreter
                                  --------------------------------------------
                                  Susan A. Schreter, its Chief Executive Officer

                                  EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
------   -----------
3.1      Certificate of Incorporation of Creative Products

3.2      Certificate of Amendment of Certificate of Incorporation of Creative
         Products

3.3      By-laws of Creative Products

10.1     Assignment of Intellectual Property dated June 30, 1999 by and between
         Creative Products and Caring Products International, Inc.

10.2     Employment Agreement dated September 24, 1999 by and between Creative
         Products and Susan A. Schreter.

10.3     License Agreement dated as of June 30, 1999 by and between Creative
         Products and Caring Products

10.4     Escrow Agreement dated October 4, 1999 by and Between Creative
         Products, Susan A. Schreter, and Bryan Cave LLP.

23.1     Consent of Peterson Sullivan P.L.L.C.